EXHIBIT (a)(1)(viii)

                                  NEWS RELEASE

        ERI ACQUISITION CORP. COMMENCES CASH TENDER OFFER FOR OUTSTANDING
             SHARES OF ELMER'S RESTAURANTS, INC. AT $7.50 PER SHARE.

Portland, Oregon (December 20, 2004) - ERI Acquisition Corp. ("Purchaser"), a corporation led by Bruce N. Davis, Chairman of the Board and President of Elmer's Restaurants, Inc (NASDAQ-SmallCap: ELMS) (the "Company"), and whose shareholders include the other members of the Company's board of directors, and certain other individuals (collectively, the "Continuing Shareholders"), today announced that it has commenced a cash tender offer for all of the outstanding common stock of the Company not owned by the Continuing Shareholders at an offer price of $7.50 per share in cash (the "Offer"). The offer and withdrawal rights will expire at 12:00 Midnight, Eastern Standard Time, on February 2, 2005, unless extended by Purchaser.

The Offer is conditioned on, among other things, the tender in this Offer of a sufficient number of shares of outstanding Elmer's common stock not owned by the Continuing Shareholders such that, after such shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Elmer's common stock (the "Minimum Tender Condition"), which would also mean that at least a majority of the outstanding shares that are not owned by the Continuing Shareholders and the other executive officers and directors of Elmer's had been tendered (the "Majority of the Minority Condition"). In no event may the Majority of the Minority Condition be waived. The Offer is also subject to certain other conditions described in the tender offer documents to be filed by Purchaser with the SEC.

The Continuing Shareholders decided to pursue the offer because, as owners of 59% of Elmer's common stock, they believe that the anticipated costs of remaining a public company exceed any resulting benefits. The expected public company costs for FY 2005 are approximately $468,000, an increase of approximately $200,000 over the prior year. These are ongoing expenses as long as Elmer's remains public. The $468,200 in expected public company costs represents approximately 25% of the Company's FY 2004 pre-tax income.

The purpose of the Offer is to acquire for cash as many outstanding shares as possible of Elmer's common stock not owned by the Continuing Shareholders as a first step of a going private transaction resulting in Purchaser acquiring the entire equity interest in Elmer's. If both the Minimum Tender Condition and the Majority of the Minority Condition is satisfied, and the Offer is successful, Purchaser will be merged with and into Elmer's, and each then outstanding share of Elmer's common stock (other than shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Oregon law) will be converted into the right to receive the same amount of cash consideration paid in the Offer. There can be no assurance that the proposed going private transaction will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The complete terms and conditions of the Offer are set forth in an offer to purchase, letter of transmittal and other related materials that are being filed with the Securities and Exchange Commission and distributed to Elmer's stockholders. This press release is not a substitute for such filings.

Investors are urged to read such documents, together with the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Elmer's within 10 days of the Offer, when they become available because they will contain important information. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) or by contacting OTR, Inc. as the information agent for the transaction at (503) 225-0375.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF ELMER'S. ERI ACQUISITION CORP. WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.